JERRY SHORE
Executive Vice President and
Chief Financial Officer
Fred’s, Inc.
4300 New Getwell Road
Memphis, TN 38118
Direct Dial: (901) 238-2217
Direct Fax: (901) 365-6815
E-Mail Address: jshore@fredsinc.com
November 1, 2006
Millwood Hobbs
Staff Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Fred’s, Inc.
Form 10-K for the Fiscal Year Ended January 28, 2006
Filed April 13, 2006

Form 10-Q for the Fiscal Quarter Ended July 29, 2006
Filed September 7, 2006

File No. 1-14565	VIA EDGAR
Dear Mr. Hobbs:
As Executive Vice President and Chief Financial Officer for Fred’s, Inc. (the “Company”), I acknowledge receipt of your letter dated October 11, 2006 (the “Comment Letter”). The responses of the Company below are keyed to the numbering in the Comment Letter.
1. Form 10-K for the Fiscal Year Ended January 28, 2006.
SEC Comment:
Where a comment below requests additional disclosures to be included or a revision to existing disclosures, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.
Fred’s Response:
Fred’s, Inc. acknowledges the comments in this letter and will include the following revised disclosures in all future filings with the Securities and Exchange Commission beginning with the 10-Q for the third quarter ending October 28, 2006 if applicable, or the 10-K for the year ending February 3, 2007.
2. Inventories, page 20.
SEC Comment:
We note that you have identified inventories as a critical accounting policy. Please expand your disclosures to quantify the effect of significant assumptions and changes in the balance sheet line item from period to period as a result of changes in your assumptions. Specifically, you should discuss the effect on inventory from markups, markdowns, shrinkage and gross margin, as you have identified these as significant estimates. Please discuss how you determined shrinkage and whether there has been significant change from year to year. Expand your discussion as to how the retail inventory method could distort your inventory balance and what you do to mitigate that risk.
Fred’s Response:
Reference #1 above and the Company intends to include the following exactly as worded in all future filings where applicable.
Merchandise inventories are valued at the lower of cost or market using the retail first-in, first-out (FIFO) method for goods in our stores and the cost first-in, first-out (FIFO) method for goods in our distribution centers. The retail inventory method is a reverse mark-up, averaging method which has been widely used in the retail industry for many years. This method calculates a cost-to-retail ratio that is applied to the retail value of inventory to determine the cost value of inventory and the resulting cost of goods sold and gross margin. The assumption that the retail inventory method provides for valuation at lower of cost or market and the inherent uncertainties therein are discussed in the following paragraphs.
In order to assure valuation at the lower of cost or market, the retail value of our inventory is adjusted on a consistent basis to reflect current market conditions. These adjustments include increases to the retail value of inventory for initial markups to set the selling price of goods or additional markups to adjust pricing for inflation and decreases to the retail value of inventory for markdowns associated with promotional, seasonal or other declines in the market value. Because these adjustments are made on a consistent basis and are based on current prevailing market conditions, they approximate the carrying value of the inventory at net realizable value (market value). Therefore, the cost value of our inventory is stated at the lower of cost or market as is prescribed by U.S. GAAP.
Because the approximation of net realizable value (market value) under the retail inventory method is based on estimates such as markups, markdowns and inventory losses (shrink) there exists an inherent uncertainty in the final determination of inventory cost and gross margin. In order to mitigate that uncertainty, the Company has a formal review by product class which considers such variables as current market trends, seasonality, weather patterns and age of merchandise to ensure that markdowns are taken currently, or a markdown reserve is established to cover future anticipated markdowns. This review also considers current pricing trends and inflation to ensure that markups are taken if necessary. The estimation of inventory losses is a significant element in approximating the carrying value of inventory at net realizable value, and as such the following paragraph describes our estimation method as well as the steps we take to mitigate the risk of this estimate in the determination of the cost value of inventory.
The Company calculates inventory losses (shrink) based on actual inventory losses occurring as a result of physical inventory counts during each fiscal period and estimated inventory losses occurring between yearly physical inventory counts. The estimate for shrink occurring in the interim period between physical counts is calculated on a store- specific basis and is based on history, as well as performance on the most recent physical count. It is calculated by multiplying each store’s shrink rate, which is based on the previously mentioned factors, by the interim period’s sales for each store. Additionally, the overall estimate for shrink is adjusted at the corporate level to a three-year historical average to ensure that the overall shrink estimate is the most accurate approximation of shrink based on the Company’s overall history of shrink. The three-year historical estimate is calculated by dividing the “book to physical” inventory adjustments for the trailing 36 months by the related sales for the same period. In order to reduce the uncertainty inherent in the shrink calculation, the Company first performs the calculation at the lowest practical level (by store) using the most current performance indicators. This ensures a more reliable number, as opposed to using a higher level aggregation or percentage method. The second portion of the calculation ensures that the extreme negative or positive performance of any particular store or group of stores does not skew the overall estimation of shrink. This portion of the calculation removes additional uncertainty by eliminating short-term peaks and valleys that could otherwise cause the underlying carrying cost of inventory to fluctuate unnecessarily. The Company has not experienced any significant change in shrink as a percentage of sales from year to year during the subject reporting periods.
3. Insurance Reserves, page 21
SEC Comment:
We note that you have identified insurance reserves as a significant accounting policy. Please revise your disclosures to disclose the stop loss limits for your catastrophic claims. Also, please disclose the amounts you have accrued at each balance sheet date, the changes from period to period as a result of charges to expense, utilization of the reserve and any other significant adjustment, and the reasons for significant changes.

Fred’s Response:
Reference #1 above and the Company intends to include the following exactly as worded in all future filings where applicable.
The Company is largely self-insured for workers compensation, general liability and employee medical insurance. The Company’s liability for self-insurance is determined based on claims known at the time of determination of the reserve and estimates for future payments against incurred losses and claims that have been incurred but not reported. Estimates for future claims costs include uncertainty because of the variability of the factors involved, such as the type of injury or claim, required services by the providers, healing time, age of claimant, case management costs, location of the claimant, and governmental regulations. These uncertainties or a deviation in future claims trends from recent historical patterns could result in the Company recording additional expenses or expense reductions that might be material to the Company’s results of operations. The Company carries additional coverage for excessive or catastrophic claims with stop loss limits of $250,000 for property and general liability and $200,000 for employee medical. The Company’s insurance reserve was $7.9 million and $8.5 million on January 29, 2005 and January 28, 2006, respectively. Changes in the reserve over that time period were attributable to additional reserve requirements of $27.4 million netted with reserve utilization of $26.8 million.
4. Sales, page 23
SEC Comment:
The change in comparable store sales data has become a meaningful measurement that attempts to provide investors with a better understanding of the sales trends at mature retail stores. We note that your comparable store sales calculation involves including sales data from stores that have been open for more than one year. We also note that 44% of the stores operating have full service pharmacies and you appear to have a strong focus on adding new pharmacies to existing mature stores. Since the addition of a pharmacy at a store can have a significant impact on sales during a typical reporting period, it appears that excluding the first year sales presents the best opportunity to achieve comparability over the prior year. These types of fluctuations could perhaps change the comparison of sales between reporting periods which could cause investors to arrive at different or incomplete conclusion regarding the overall sales performance of your business operations. Explain to us how your comparable stores sales calculation handles an existing mature store that adds a pharmacy during the current fiscal year. Please tell us if you exclude pharmacy sales from your calculation until the new pharmacy has been open for an entire year. If you do not, please revise your comparable store sales calculation to exclude the sales generated by the new pharmacy during the first year of operations, or tell us why you do not believe it is appropriate to do so. Refer to Item 303(a) of Regulation S-K.

Fred’s Response:
We do not exclude new pharmacy sales from our comparability data, because we believe that the pharmacy department is one of many merchandise departments within our store and therefore; its first year sales should be included in our calculation of comparative store sales. As is described in response #8 of this letter, all departments within the Fred’s store create a synergy supporting our overall goals for managing the store, servicing our customer and promoting traffic and sales growth. Therefore, in our judgment the exclusion of these sales would distort the comparability of our comparative store sales calculation because the introduction of new departments is included in the year in which the department is introduced. In arriving at this conclusion, we have considered the guidance of Item 303(a) of Regulation S-K and believe that we have described the changes in our sales numbers in a manner that gives a clear understanding to the reader.
Moreover, we believe that the requested change would add only incremental understanding to our shareholders, which would be insufficient to justify the harm to our shareholder value that would be incurred if our competitors were able to obtain and analyze that data.
5. Sales, page 23
SEC Comment:
Please revise your disclosure regarding your calculation of comparable store sales data to include how you handle major remodels and expansions. Tell us if you exclude these stores until they have had a year of sales history in the renovated operation, and if not, why. Explain your basis for when you include these stores in your calculation.
Fred’s Response:
Reference #1 above and the Company intends to include the following exactly as worded in all future filings where applicable.
Our policy regarding the calculation of comparable store sales represents the increase or decrease in net sales for stores that have been opened after the end of the twelfth-month following the store’s grand opening month, including stores that have been remodeled or relocated during the reporting period. The majority of our remodels and relocations do not include expansion. The purpose of the remodel or the relocation is to change the store’s layout, refresh the store with new fixtures, interiors or signage or to locate the store in a more desirable area. This type of change to the store does not necessarily change the product mix or product departments; therefore, on a comparable store sales basis, the store is the same before and after the remodel or relocation. In relation to remodels and relocations, expansions have been much more infrequent and consequently, any increase in the selling square footage is immaterial to the overall calculation of comparable store sales.

6. Vendor Rebates and Allowances, page 41
SEC Comment:
We note that you receive vendor rebates and allowances in connection with your purchase and sale of vendor products, and the funding of certain expenses. In this regard, please tell us and revise your disclosure to include the amount of vendor allowances received from vendors for all periods presented. Please also tell us the types of expenses you incur that are funded by vendor allowances. If you receive vendor allowances and credits in connection with your cooperative advertising and marketing programs, please tell us and disclose the amount of cooperative advertising reimbursements netted against gross advertising expense. In addition, we believe that you should also include in your revised disclosures the following information:
•	the number of vendors and the length of time of the agreements;

•	the terms and conditions of the agreements;

•	a statement that management would continue to incur the same level of advertising expenditures even if vendors discontinued their support;

•	in MD&A the impact that vendor allowances received have on your results of operations in terms of generating additional revenues; and

•	the dollar amount of the excess that you recorded in cost of merchandise sales.
Refer to EITF 02-16 and paragraph .49 of SOP 93-7 relating to gross advertising costs. Please show us in your supplemental response what your revised disclosures will look like.
Fred’s Response:
Reference #1 above and the Company intends to include the following disclosure without the confidential information and the last paragraph in all future filings, where applicable.
The Company receives rebates for a variety of merchandising activities, such as volume commitment rebates, relief for temporary and permanent price reductions, cooperative advertising programs, and for the introduction of new products in our stores. In accordance with EITF 02-16, rebates received from a vendor are recorded as a reduction of cost of sales when the product is sold or a reduction to selling, general and administrative expenses if the reimbursement represents a specific incremental and identifiable cost. Should the allowance received exceed the incremental cost, then the excess is recorded as a reduction of cost of sales when the product is sold. Any excess amounts for the periods reported are immaterial. Any rebates received subsequent to merchandise being sold are recorded as a reduction to cost of goods sold when received. Vendor rebates and allowances of <X>, <X> and <X> were recognized for the years ended January 28, 2006, January 29, 2005 and January 31, 2004, respectively.
Confidential Treatment Requested by Fred’s, Inc.
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As of January 28, 2006, the Company had approximately 750 vendors who participate in vendor rebate programs and the terms of the agreements with those vendors vary in length from short-term arrangements to be completed within three months to longer-term arrangements that could last up to three years.
In accordance with AICPA SOP 93-7: Reporting on Advertising Costs, the Company charges advertising, including production costs, to selling, general and administrative expense on the first day of the advertising period. Net advertising expenses for 2005, 2004, and 2003, were $21.8 million, $18.1 million, and $17.0 million, respectively. Advertising expenses were reduced by vendor cooperative advertising allowances of <X>, <X> and <X> for 2005, 2004, and 2003, respectively. It would be the Company’s intention to incur a similar amount of advertising expense as in prior years and in support of our stores even if we did not receive support from our vendors in the form of cooperative adverting programs.
Moreover, we believe that the requested disclosure of confidential information would add only incremental understanding to our shareholders, which would be insufficient to justify the harm to our shareholder value that would be incurred if our competitors were able to obtain and analyze that data.
7. Note 10 — Sales Mix, page 54
SEC Comment:
Please explain to us the nature and extent of the new refrigerated foods program that you added during 2005.
Fred’s Response:
The refrigerated foods department was designed to promote traffic growth and improve the quality of our product mix by expanding our direct foods department with the inclusion of additional items such as dairy, bread and frozen goods. The refrigerated foods department roll-out began in February 2005 and was completed in October 2005 in the vast majority of our stores. This program added a totally new department and merchandise category in about 3% of our retail selling space.
8. Note 10 — Sales Mix, page 54
SEC Comment:
We note in your disclosure that you manage your business on the basis of one reportable segment. However, the disclosure on your business operations, sales mix and merchandise groupings appears to suggest that you may have more than one reportable segment under SFAS 131, particularly with respect to your pharmacy operations.
Confidential Treatment Requested by Fred’s, Inc.
FRED-6

Further, we understand from your disclosure that you have opened more than 25 new “Xpress” retail stores, whose operations sell only pharmaceuticals along with other health and beauty related items. Please explain to us in detail your operating segments as defined by paragraph 10 of SFAS 131. Please provide us with three years of sales information for each operating segment you have identified, along with three years of profit (loss) and margin history, and asset information for each operating segment you have identified. If you have not identified your new “Xpress” locations as a separate operating segment, please provide us your reasons. Please supplement your response by providing us with a recent organizational chart, representative sample of current internal reports that management, your Chief Operating Decision Maker, and the Board of Directors use to assess the performance of your business such as internal financial statements, budgets, and other items like flash reports. If you have aggregated certain operating segments, please explain to us in detail how you met the requirements of paragraphs 17 through 19 of SFAS 131. Refer also to EITF 04-10. We may have further comment.
Fred’s Response:
We have periodically reassessed our business and internal structure, and have consistently determined that Fred’s, Inc. operates under one reportable segment based on the criteria outlined in SFAS 131, Disclosures about Segments of an Enterprise and Related Information. This determination is based on Paragraph 10 of the standard, which leads us to conclude that each one of our stores (including Xpress stores) is an operating segment. Further, we concluded that our operating segments meet the aggregation criteria explained in Paragraphs 17 and 18 of SFAS 131. Therefore, the aggregation of our 600+ operating segments results in one reportable segment — the retail sale of general merchandise. The following paragraphs explain in detail the facts and circumstances we considered in arriving at this determination.
Paragraph 10 of SFAS 131, defines an operating segment as a component of an enterprise that (a) engages in business activities from which it can earn revenues and incur expenses, (b) whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (c) for which discrete financial information is available. Each of these elements is discussed below and is referenced by the same letter as in Paragraph 10:
(a)	Each of Fred’s stores is engaged in business activities from which it can earn revenues and incur expenses, as is the case for all for-profit businesses.

(b)	The chief operating decision maker of the Company is the Executive Committee, which consists of the CEO, President and the Executive Vice Presidents. Each member of the Executive Committee reviews daily, weekly, monthly and quarterly information in order to assess the performance of the operating segments. The types of information include measurements of sales, gross profit, gross margin, operating expenses and contribution margin. The Executive Committee is also responsible for determining asset procurement and allocation, including inventory and fixed assets. Additionally, and pursuant to Paragraph 14 of SFAS 131, the operating segment managers are held directly accountable for their group of operating segments (including Xpress Stores) and have regular contact with the chief operating decision makers regarding operating activities, financial results, forecasts, and plans for their group of operating segments.
(c)	The Company maintains discrete financial information for each of its operating segments. As mentioned in (b) above, this includes sales, gross profit, gross margin, operating expenses and contribution margin for each of the operating segments. This measurement of contribution margin is for the operating segment only and does not include allocation of corporate overhead. Because corporate overhead, including purchasing and merchandising, is not allocated and true profitability is not determined at the operating segment or merchandise department level, incentive compensation is not based on those measures.
After the determination of our operating segments, we turned to the aggregation criteria in Paragraphs 17 and 18, as well as the guidance in EITF 04-10, to determine if our operating segments could be aggregated.
Paragraph 17 of SFAS 131 presents certain qualitative criteria that must be met in order to aggregate numerous operating segments into one reporting segment. It states that aggregation must be consistent with the objective and basic principles of SFAS 131, that the operating segments must have similar economic characteristics, and that the operating segments are similar in a majority (pursuant to Paragraph 19 of SFAS 131 and EITF 04-10) of the following criteria: (a) the nature of the products and services, (b) the nature of the production process, (c) the type or class of customer for their products and services, (d) the methods used to distribute their products or provide their services, and (e) if applicable, the nature of the regulatory environment. As above, each of these elements is discussed below and is referenced by the same letter as in Paragraph 17:
(a)	Each of our stores offers a wide variety of general merchandise to the value conscious consumer. All of our merchandise is centrally procured at the corporate level and is uniform across all of the operating segments with the only exceptions noted below. Examples of the types of products we offer include household goods, apparel and linens, food and tobacco products, health and beauty aids, paper and cleaning supplies and in some stores, pharmaceuticals (prescription medications and over the counter medicines and consumer items). While our Xpress locations do not carry a full complement of merchandise, most of our merchandise departments are represented. Our stores provide exceptional customer service because of the quality of our employees and the design of our in-store management structure. Each of the many departments within each store is serviced by a department manager or “expert” in that particular area. For example, the apparel department of the store is managed by an expert who has been trained to help the customer with that type of merchandise, or the pharmacy department customer would rely on the pharmacy expert for guidance with prescriptions or over the counter items. This type of structure allows us to departmentalize our store and provide excellent customer service.
(b)	As a final consumer retailer, we are not involved in the production of our merchandise.

(c)	Across our entire chain, each of our stores competes for the value conscious consumer. Our typical customer base consists of lower income individuals who are drawn to our stores because of the availability of affordably priced or discounted merchandise that spans a wide variety of product types as mentioned in (a) above and because of our more comfortable store size. Because of the demographics of our customer, our promotional advertising, which generally covers merchandise from all of our departments, is scheduled to coincide with the monthly release of government assistance.

(d)	Merchandise is distributed to all of our stores in one of two ways. Merchandise is shipped through normal distribution channels and arrives at the stores via our fleet or common carrier or is direct delivered by the vendor. Our store services, as mentioned in (a) above, are customer service oriented and are consistently carried out across all operating segments. This consistency of service is accomplished with a uniform chain-wide training program, and is supplemented with a uniform Store Operating Policies and Procedures Manual that can be found in each store.
Paragraph 18 of SFAS 131 presents certain quantitative criteria that preclude the aggregation of numerous operating segments into one reporting segment. It states that an enterprise shall report separately information about an operating segment that meets any of the following quantitative thresholds: (a) its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all operating segments, (b) the absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of (1) the combined reported profit of all operating segments that did not report a loss or (2) the combined reported loss of all operating segments that did report a loss, and (c) its assets are 10 percent or more of the combined assets of all operating segments. As above, each of these elements is discussed below and is referenced by the same letter as in Paragraph 18:
(a)	None of our stores constitute 10% or more of the combined revenue of all of the operating segments.

(b)	None of our stores constitutes 10% or more of the greater, in absolute amount, of (1) the combined reported profit of all operating segments that did not report a loss or (2) the combined reported loss of all operating segments that did report a loss.

(c)	None of our stores constitute 10% or more of the combined assets of all of the operating segments.
Paragraph 19 of SFAS 131 states that an enterprise may combine information about operating segments that do not meet the quantitative thresholds with information about other operating segments that do not meet the quantitative thresholds to produce a reportable segment only if the operating segments share a majority of the aggregation criteria listed in paragraph 17. As illustrated in the previous paragraphs, our reportable segments do not meet the quantitative thresholds described in paragraph 18 that would preclude aggregation. Since we are below the quantitative thresholds and we meet a majority of the qualitative criteria listed in paragraph 17, including having similar long- term economic characteristics, such as consistent margins and similar expense structures on a percentage of sales basis, we have concluded that our aggregation is consistent with the objective and basic principles of SFAS 131. Therefore, we conclude that we have one reportable segment, which is the retail sale of general merchandise.
Additionally, as requested in your letter we will be providing the following supplemental information in order to help clarify our position explained in #8 above. We will be requesting confidential treatment of this supplemental information pursuant to Rule 83 of the Commissions Rules and Practices.
1.	Organizational chart showing the Executive Committee which represents our Chief Operating Decision Maker as explained in the preceding paragraphs.

2.	A sample of a profit and loss statement for a particular operating segment.

3.	A sample of a fixed asset register for a particular operating segment.

4.	A key indicators report which shows our sales breakdown by merchandise category.

5.	Our daily flash report which shows sales and margin percentages measured against budgeted performance.
On behalf of the Company, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any processing initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact me if you have additional questions or need additional information.
Sincerely,
/s/ Jerry Shore
Jerry Shore
Executive Vice President and
Chief Financial Officer
Confidential Treatment Requested by Fred’s, Inc.
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